 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated August 3, 2023, announcing the Company’s financial results for the first half and second quarter ended June 30, 2023.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Ms. Lieve Logghe, Chief Financial Officer and interim Chief Executive Officer of the Company, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 3, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Interim Chief Executive Officer and Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

EURONAV ANNOUNCES SECOND QUARTER AND FIRST HALF 2023 RESULTS

HIGHLIGHTS

•	Best-ever Q2 operating performance outside Covid-related market spike of 2020
•	Euronav’s platform once again creates value for all stakeholders in a counter seasonal market
•	Freight rate showing volatility, but at highly profitable levels
•	Q2 Dividend USD 0.80 per share
•	Q3 2023 to-date spot rate: 45% fixed at 44,750 USD per day for VLCC scrubber and 50% fixed at 49,500 USD for Suezmax

ANTWERP, Belgium, 3 August 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the second quarter ended 30 June 2023.

Lieve Logghe, CFO and CEO ad interim of Euronav said: “Euronav has delivered its strongest ever Q2 operating performance outside the exceptional Covid pandemic situation of 2020, with net profit of USD 162 million, in a largely counter-cyclical quarter for the large crude tanker market.

We have delivered on several fronts, with an increase in the size and earnings power of the fleet. Furthermore, we continue to focus on our people and their safety with the launch of a new safety campaign. Apart from our continued daily efforts in our road to decarbonization, we have agreed on a new sustainability-linked facility. We are also proud to have supported the United Nations (UN) in the salvage operation of the FSO Safer in Yemen, thereby helping to avert a potential environmental challenge.

Euronav’s operational and commercial platform is robust, well prepared for future challenges and positioned for further growth to extract maximum value from the strong multi-year upcycle of the large crude tanker market, for the benefit of all stakeholders.”

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2023	Second Quarter 2022	YTD 2023	YTD 2022

Revenue	348,161	148,694	688,116	263,062
Other operating income	10,074	5,114	14,768	7,636

Voyage expenses and commissions	(36,730)	(43,410)	(71,545)	(74,452)
Vessel operating expenses	(61,942)	(49,967)	(118,017)	(101,521)
Charter hire expenses	(753)	(866)	(1,531)	(4,456)
General and administrative expenses	(10,225)	(12,515)	(26,749)	(23,171)
Net gain (loss) on disposal of tangible assets	—	19,744	22,064	33,244
Depreciation	(55,623)	(53,650)	(111,907)	(106,251)

Net finance expenses	(29,682)	(28,209)	(60,144)	(61,864)
Share of profit (loss) of equity accounted investees	(3)	5,202	(9)	14,574
Result before taxation	163,277	(9,863)	335,046	(53,199)

Tax benefit (expense)	(1,458)	4,960	1,820	4,923
Profit (loss) for the period	161,820	(4,904)	336,866	(48,276)

Attributable to: Owners of the Company	161,820	(4,904)	336,866	(48,276)

The contribution to the result is as follows:

(in thousands of USD)	Second Quarter 2023	Second Quarter 2022	YTD 2023	YTD 2022

Tankers	158,578	(16,496)	329,754	(69,956)
FSO	3,242	11,592	7,112	21,680
Result after taxation	161,820	(4,904)	336,866	(48,276)

Information per share:

(in USD per share)	Second Quarter 2023	Second Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic) *	201,872,049	201,745,255	201,828,035	201,711,804
Result after taxation	0.80	(0.02)	1.67	(0.24)

*	The number of shares issued on 30 June 2023 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 30 June 2023 is 201,912,942

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2023	Second Quarter 2022	YTD 2023	YTD 2022

Profit (loss) for the period	161,820	(4,904)	336,866	(48,276)
+ Net interest expenses	28,705	27,622	59,180	61,018
+ Depreciation of tangible and intangible assets	55,623	53,650	111,907	106,251
+ Income tax expense (benefit)	1,458	(4,960)	(1,820)	(4,923)
EBITDA (unaudited)	247,606	71,408	506,133	114,070

+ Net interest expenses JV	—	(873)	—	(361)
+ Depreciation of tangible and intangible assets JV	—	1,163	—	3,149
+ Income tax expense (benefit) JV	—	3,237	—	984
Proportionate EBITDA	247,606	74,935	506,133	117,842

Proportionate EBITDA per share:

(in USD per share)	Second Quarter 2023	Second Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic)	201,872,049	201,745,255	201,828,035	201,711,804
Proportionate EBITDA	1.23	0.37	2.51	0.58

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the second quarter of 2023, the Company recorded a net income of USD 161.8 million or USD 0.80 per share (second quarter 2022: a net loss of 4.9 USD million or USD (0.02) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 247.6 million (second quarter 2022: USD 74.9 million). This represents the Company’s strongest Q2 operating performance on record outside the Covid pandemic of 2020, when floating storage of surplus oil drove a surge in freight rates.

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Q2 2023	Q2 2022	First semester 2023	First semester 2022
VLCC
Average spot rate (in TI Pool)*	55,000	17,000	53,100	15,000
Average time charter rate**	50,750	45,500	49,500	47,000
SUEZMAX
Average spot rate***	68,000	20,000	69,700	17,750
Average time charter rate	30,500	30,500	31,000	30,500

*Euronav owned ships in TI Pool (excluding technical off-hire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical off-hire days)

EURONAV TANKER FLEET DEVELOPMENTS

Sale of VLCC Nautica to United Nations for salvage operation

On 10 March 2023, Euronav announced it had signed an agreement with the UN to sell a VLCC as part of a wider salvage operation for the FSO Safer located in Yemen. The VLCC Nautica (2008 – 307,284 DWT) was sold and delivered debt-free to her new owner on 17 July 2023.

The UN has begun the transfer operation of more than 1 million barrels of oil from the FSO Safer on 26 July 2023, which is likely to take around 20 days.

Update - Newbuilding delivery schedule

The outstanding capital expenditure for the five Suezmaxes currently under construction at the end of Q2 2023 was USD 209.6 million, of which USD 73.0 million is due 2023 and USD 136.6 million in 2024.

On 30 May 2023, Euronav held a naming ceremony for two newbuildings, VLCC Clovis and Suezmax Brugge. VLCC Clovis (2023 – 299,158 dwt) was delivered on 30 May 2023 and Suezmax Brugge (2023 – 156,851 dwt) joined our fleet on 11 July 2023. This followed the delivery of the VLCC Camus (2023 – 299,158 dwt) and VLCC Cassius (2023 - 299,158 dwt) on 28 February and 11 January respectively.

SUSTAINABLE FINANCING

Euronav has received a commitment of USD 190.5 million to finance 4 newbuildings entering service in 2023 (1 VLCC Clovis, and 3 Suezmaxes Brugge, Brest and Bristol). The new facility will carry an interest rate equal to SOFR plus margin 184 basis points (bps). Achievement of ESG KPI’s, could lead to a blended rate of 177 bps. The term loan has a maturity of 12 years and was coordinated by DNB and ING, supported by K-Sure (premium included in the blended rate). This brings Euronav’s sustainable financing level at 62%.

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

SUSTAINABILITY UPDATE

Euronav’s industry-leading sustainability practices have been recognised at the first ever ESG Shipping Awards in Athens. The May 30 event, held under the auspices of the Greek Ministry of Maritime Affairs and Insular Policy as well as the Hellenic Chamber, rewards exemplary Environmental, Social and Governance practices in the Greek Maritime industry.

Euronav was the winner of the Silver Environment Award in recognition of the strength of its sustainable financing associated with environmental management and reporting, air emissions, energy efficiency, pollution prevention, biodiversity, climate strategy, waste, and water-related management.

Webber Research 2023 ESG Scorecard

Euronav has been placed in the top quartile of the only major report into Shipping Corporate Governance undertaken by Webber Research since 2016 (previously Wells Fargo). The Company was listed 16th out of 52 shipping companies of various sectors (containers, bulk, tankers) in the scorecard for 2023. Euronav will continue to observe and apply the highest standards of corporate governance. The ESG Scorecard ranks the public shipping universe on a number of corporate governance metrics with the goal of identifying both high quality shipping platforms and points of conflict based on underlying factors.

TANKER MARKET & OUTLOOK

Seasonal factors that are hard-wired into crude tanker markets typically tend to reduce cargo volumes during Q2 and Q3 (owing to refinery maintenance programmes, lower energy consumption during northern hemisphere spring, inventory planning, etc.). However, the impact in Q2 2023 and in Q3 so far is far smaller than historically observed, providing further evidence and confidence that the large crude tanker market is therefore well-positioned to continue the current upcycle based on strong fundamentals.

Crude oil demand & supply

Demand for crude oil continues to see consistent upgrades for 2023 – the IEA has raised 2023 consumption forecasts nearly every month since November 2022. In total, the IEA is now forecasting 2.5m barrels per day (bpd) consumption growth for 2023 – up 0.9m bpd from Q4 2022 forecast. This sustained upward revision contradicts the performance and signals of a range bound oil price (Brent USD 71-85 year to date). Increased supply from non-OPEC sources and inventory drawdown (both strategic and commercial) provides some explanation for the oil price performance and buoyant tanker markets – as this supply needs to be shipped.

The key development during the quarter was the surprise OPEC+ announcement of a commitment of further supply cuts of up to 1.6m bpd to end 2024 and Saudi Arabia’s additional commitment to voluntarily reduce up to 1m bpd production on a month-by-month basis. The cuts are focused specifically on Middle East exporting nations and will therefore provide a clear headwind for tanker operators primarily focused on the VLCC segment.

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

However, there are a few caveats. Firstly, non-OPEC production continues to surprise on the upside with EIA forecasts for 1.9m bpd supply expansion. The key leading sources of this are the US, Norway, Canada, Brazil, and Guyana (source: EIA) which should also be supportive for ton miles as consumption growth continues to be focused on the Far East. Secondly, OPEC members (that are not part of OPEC+ cuts) (Venezuela, Iran, Nigeria) have seen stable production and exports.  Thirdly, Russian barrels continue to defy most market forecasts with production and exports at similar level as late 2022.

During the quarter two key patterns of trading have emerged. Firstly, smaller tankers (Suezmax, Aframax) have continued to exhibit more resilience than VLCC markets given the higher dislocation from Russian trading and consequent higher utilisation. Secondly, volatility within VLCC freight has been more elevated than usual. These two trends have however coalesced into another quarter of counter seasonal strength in freight rates. June saw a very large spike in VLCC freight rates reflecting a tight market between supply and demand. The average Q2 VLCC and Suezmax spot rates since 1990 have been USD 34k per day and USD 27k per day respectively, for Q2 2023 they amounted to USD 55k and USD 68k per day respectively, reflecting an exceptionally strong performance.

Vessel Supply

An arguably long overdue uptick in contracting occurred during Q2 with focus remaining on smaller tankers. Q2 2023 saw 15 Suezmax orders taking the orderbook-to-fleet ratio to 5% and the first four VLCC orders in almost a year (VLCC orderbook-to-fleet ratio at 1.6%). Unsurprisingly, there was no recycling of VLCC or Suezmax vessels for a second consecutive quarter given such buoyant freight markets.

Contextual factors help to explain why new vessel contracting in Q2 could not remain at its previously very low levels. Contracting has come from highly reputable and disciplined owners with large established fleets as part of fleet renewal programmes. In addition, delivery dates are now on average 30 months after order placement – toward the higher end of the range since 1990. Finally, orderbook-to-fleet ratios remain extraordinarily low by historical standards (1.6% for VLCCs and 5.0% for Suezmaxes).

Suezmax asset prices continued to rise during Q2 for Suezmax, with five and ten-year old vessels increasing in value by 8 to 10% over the quarter. Prices were flat for all age categories of VLCCs and recent inflation in older tonnage appears to have moderated across all tanker segments.

Freight rates – consistent improvement and time charter emerging trend

Freight rates retained their counter-seasonal trend during Q2 - a quarter when historically refinery maintenance and lower seasonal crude demand would see rates recalibrate lower from winter rates. Whilst rates are lower quarter-on-quarter, the reduction is modest with VLCC and suezmax rates remaining far above the average since 1990 for comparable Q2 periods (USD 33,708 per day for VLCC and USD 27,315 per day for Suezmax).

The last period during which Q2 freight rates were sustainably above USD 40k per day for both VLCC and Suezmax sectors was in 2003-2008. Core industry fundamentals are similar today. In 2023, the global fleet average age is 11 years for VLCCs (vs. 8.2 years in 2003) and 11.1 years in 2023 for Suezmax (vs. 8.4 years in 2003). Then as now, owners faced incoming regulations requiring longer-term fleet adjustments, with the move from single- to double-hull vessels in 2003.

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

So far in the third quarter of 2023, Euronav VLCCs in the Tankers International Pool have earned ~ USD 44,750 per day with 45% of the available days fixed. Euronav’s Suezmax fleet trading on the spot market has earned ~ USD 49,500 per day on average with 50% of the available days fixed.

DISTRIBUTION TO SHAREHOLDERS

Q2 2023 Dividend

The Supervisory Board is proposing a dividend of USD 80 cents per share to reflect both the strong tanker market fundamentals and the robust operational leverage that the Euronav platform has to these market conditions.

COUPON 35:

•	Ex-dividend date:	06/09/2023
•	Record date:	07/09/2023
•	Payment date:	19/09/2023

Euronav shareholders will receive USD 2.63 dividend per share during calendar 2023 reflecting the Supervisory Board’s confidence in the company and tanker sector’s capability to maintain strong freight markets for the foreseeable future.

MANAGEMENT BOARD UPDATE

The composition of the Company’s Management Board underwent some key changes in the first half of 2023. In May, Euronav announced the departure of Hugo De Stoop, CEO and Egied Verbeeck, General Counsel. Lieve Logghe was appointed CEO ad interim and continues her role as CFO. Sofie Lemlijn was appointed General Counsel.

Thierry De Grieze, Chief People Officer and Michail Malliaros, General Manager Euronav Hellas, joined the Management Board in April and May 2023 respectively.

SUPERVISORY BOARD UPDATE

On 17 May 2023, Euronav held a General Meeting of Shareholders. The Shareholders approved the appointment of two new independent directors: Julie De Nul and Ole Henrik Bjørge. Carl Trowell and Anita Odedra, having come to the end of their terms, decided not to stand for re-election.

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Composition of the Board committees:

Member	Audit and Risk Committee	Sustainability Committee	Remuneration Committee	Corporate Governance Committee	Supervisory Board
Ole Henrik Bjørge	x		Chair	x	x
Julie De Nul		Chair	x	x	x
Grace Skaugen	x	x	x	Chair	Chair
Marc Saverys					x
Patrick De Brabandere	Chair		x	x	x
Cato H. Stonex			x	x	x
John Fredriksen					x

CONFERENCE CALL

The Q2 Earnings call will be a webcast with an accompanying slideshow. Details of this conference call can be found below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/company-news-reports/conference-call/.

The presentation for the earnings call will be available here: https://www.euronav.com/investors/company-news-reports/presentations/2023/

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	3 August 2023
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2023 Earnings Conference Call”
Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=TxylY54F

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN: https://dpregister.com/sreg/10179743/f9acb396a3

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 10 August 2023, beginning at 9 a.m. EST / 3 p.m. CET on 3 August 2023. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10179743.

*
*  *
Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Half year report 2023 available on the website: 8 August 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs, 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", “would”, “will”, "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	June 30, 2023	December 31, 2022
ASSETS

Non-current assets
Vessels	3,225,041	3,057,933
Assets under construction	141,407	228,429
Right-of-use assets	12,509	21,493
Other tangible assets	700	762
Prepayments	331	—
Intangible assets	14,990	15,746
Receivables	30,035	34,825
Investments in equity accounted investees	1,423	1,423
Deferred tax assets	4,942	1,403

Total non-current assets	3,431,378	3,362,014

Non-current assets held for sale	27,115	18,459

Current assets
Bunker inventory	43,258	41,643
Trade and other receivables	412,054	366,789
Current tax assets	444	239
Cash and cash equivalents	164,532	179,929

Total current assets	620,288	588,600

TOTAL ASSETS	4,078,781	3,969,073

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,466,529	1,678,336
Translation reserve	147	(24)
Hedging reserve	31,387	33,053
Treasury shares	(161,523)	(163,024)
Retained earnings	564,307	385,976

Equity attributable to owners of the Company	2,139,995	2,173,465

Non-current liabilities
Bank loans	1,343,655	1,264,243
Other notes	197,885	197,556
Other borrowings	—	71,011
Lease liabilities	4,861	5,824
Other payables	318	404
Employee benefits	1,637	1,635
Provisions	435	597

Total non-current liabilities	1,548,791	1,541,270

Current liabilities
Trade and other payables	155,049	90,469
Current tax liabilities	1,583	5,927
Bank loans	95,625	68,941
Other notes	—	—
Other borrowings	124,301	65,851
Lease liabilities	13,129	22,855
Provisions	308	295

Total current liabilities	389,995	254,338

TOTAL EQUITY and LIABILITIES	4,078,781	3,969,073

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2023	2022
	Jan. 1 - Jun. 30, 2023	Jan. 1 - Jun. 30, 2022
Shipping income
Revenue	688,116	263,062
Gains on disposal of vessels/other tangible assets	22,064	33,591
Other operating income	14,768	7,636
Total shipping income	724,948	304,289

Operating expenses
Voyage expenses and commissions	(71,545)	(74,452)
Vessel operating expenses	(118,017)	(101,521)
Charter hire expenses	(1,531)	(4,456)
Loss on disposal of vessels/other tangible assets	—	(347)
Depreciation tangible assets	(111,109)	(106,068)
Depreciation intangible assets	(798)	(183)
General and administrative expenses	(26,749)	(23,171)
Total operating expenses	(329,749)	(310,198)

RESULT FROM OPERATING ACTIVITIES	395,199	(5,909)

Finance income	23,505	11,211
Finance expenses	(83,649)	(73,075)
Net finance expenses	(60,144)	(61,864)

Share of profit (loss) of equity accounted investees (net of income tax)	(9)	14,574

PROFIT (LOSS) BEFORE INCOME TAX	335,046	(53,199)

Income tax benefit (expense)	1,820	4,923

PROFIT (LOSS) FOR THE PERIOD	336,866	(48,276)

Attributable to:
Owners of the company	336,866	(48,276)

Basic earnings per share	1.67	(0.24)
Diluted earnings per share	1.67	(0.24)

Weighted average number of shares (basic)	201,828,035	201,711,804
Weighted average number of shares (diluted)	201,878,050	201,991,509

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2023	2022
	Jan. 1 - Jun. 30, 2023	Jan. 1 - Jun. 30, 2022

Profit/(loss) for the period	336,866	(48,276)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	171	(628)
Cash flow hedges - effective portion of changes in fair value	(1,666)	19,198
Equity-accounted investees - share of other comprehensive income	—	159

Other comprehensive income (expense), net of tax	(1,495)	18,729

Total comprehensive income (expense) for the period	335,371	(29,547)

Attributable to:
Owners of the company	335,371	(29,547)

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	(48,276)	(48,276)
Total other comprehensive income (expense)	—	—	(628)	19,198	—	159	18,729
Total comprehensive income (expense)	—	—	(628)	19,198	—	(48,117)	(29,547)

Transactions with owners of the company
Dividends to equity holders	—	(12,106)	—	—	—	—	(12,106)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Total transactions with owners	—	(12,106)	—	—	1,080	—	(11,026)

Balance at June 30, 2022	239,148	1,690,443	(175)	21,594	(163,024)	132,023	1,920,009

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	336,866	336,866
Total other comprehensive income (expense)	—	—	171	(1,666)	—	—	(1,495)
Total comprehensive income (expense)	—	—	171	(1,666)	—	336,866	335,371

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(157,684)	(369,491)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,501	—	1,501
Equity-settled share-based payment	—	—	—	—	—	(851)	(851)
Total transactions with owners	—	(211,807)	—	—	1,501	(158,535)	(368,841)

Balance at June 30, 2023	239,148	1,466,529	147	31,387	(161,523)	564,307	2,139,995

PRESS RELEASE Regulated information 3 August 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2023	2022
	Jan. 1 - Jun. 30, 2023	Jan. 1 - Jun. 30, 2022
Cash flows from operating activities
Profit (loss) for the period	336,866	(48,276)

Adjustments for:	148,027	115,242
Depreciation of tangible assets	111,109	106,068
Depreciation of intangible assets	798	183
Provisions	(149)	(133)
Income tax (benefits)/expenses	(1,820)	(4,923)
Share of profit of equity-accounted investees, net of tax	9	(14,574)
Net finance expense	60,144	61,865
(Gain)/loss on disposal of assets	(22,064)	(33,244)

Changes in working capital requirements	(6,386)	35,215
Change in cash guarantees	(25)	59
Change in inventory	(1,615)	21,386
Change in receivables from contracts with customers	(21,652)	(14,690)
Change in accrued income	(10,809)	(5,223)
Change in deferred charges	(7,728)	(5,150)
Change in other receivables	(1,568)	(663)
Change in trade payables	44,531	14,774
Change in accrued payroll	636	(86)
Change in accrued expenses	(6,058)	23,068
Change in deferred income	(511)	(126)
Change in other payables	(736)	(1,589)
Change in provisions for employee benefits	(851)	3,455

Income taxes paid during the period	(6,268)	8,780
Interest paid	(56,001)	(51,996)
Interest received	12,842	1,414
Dividends received from equity-accounted investees	—	1,000

Net cash from (used in) operating activities	429,080	61,379

Acquisition of vessels and vessels under construction	(208,629)	(427,951)
Proceeds from the sale of vessels	40,523	198,011
Acquisition of other tangible assets	(511)	(95)
Acquisition of intangible assets	(42)	(16,569)
Payments received from loans to related parties	—	32,794
Repayment of loans from related parties	—	(10,215)
Lease payments received from finance leases	944	1,015

Net cash from (used in) investing activities	(167,715)	(223,010)

(Purchase of) Proceeds from sale of treasury shares	1,501	1,080
Proceeds from new borrowings	746,013	898,391
Repayment of borrowings	(402,652)	(349,161)
Repayment of lease liabilities	(11,586)	(12,522)
Repayment of commercial paper	(220,157)	(221,196)
Repayment of sale and leaseback	(41,907)	(11,240)
Transaction costs related to issue of loans and borrowings	(3,919)	(1,725)
Dividends paid	(346,671)	(12,117)

Net cash from (used in) financing activities	(279,378)	291,510

Net increase (decrease) in cash and cash equivalents	(18,013)	129,879

Net cash and cash equivalents at the beginning of the period	179,929	152,528
Effect of changes in exchange rates	2,616	(5,187)

Net cash and cash equivalents at the end of the period	164,532	277,220

of which restricted cash	—	—